UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]      No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]      No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

On December 13, 2018, Vascular Biogenics Ltd. (“we,” or the “Company”) held our Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, our shareholders voted on five proposals, which are summarized below and described in more detail in our Notice of Annual General Meeting of Shareholders of Vascular Biogenics Ltd. that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on October 15, 2018.

Proposal 1: To approve the nomination of Dr. Bennett M. Shapiro, Professor Dror Harats, Professor Ruth Arnon, Ms. Ruth Alon, Dr. Shmuel (Muli) Ben Zvi, Dr. Ron Cohen, Mr. David Hastings and Dr. Susan Kelley to the Board of Directors of the Company (the “Board”), to serve until the Company’s next annual general meeting of shareholders, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal (voting took place in relation to each director nominee separately).

Proposal 2: To approve the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the Company’s next annual general meeting of shareholders and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

Proposal 3: To approve the grant of options and performance share units under the Company’s 2014 Employee Share Ownership and Option Plan according to the standard agreements as follows: (i) grant of an option to purchase 80,000 of our ordinary shares and 40,000 performance share units to Professor Harats; (ii) grant of an option to purchase 20,000 of our ordinary shares to Dr. Shapiro; (iii) grant of an option to purchase 12,000 of our ordinary shares to Mr. Serlin; (iv) grant of an option to purchase 12,000 of our ordinary shares to Dr. Cohen; (v) grant of an option to purchase 12,000 of our ordinary shares to Professor Arnon; (vi) grant of an option to purchase 12,000 of our ordinary shares to Ms. Alon; (vii) grant of an option to purchase 30,000 of our ordinary shares to Mr. Hastings; (viii) grant of an option to purchase 30,000 of our ordinary shares to Dr. Kelley; and (ix) grant of an option to purchase 30,000 of our ordinary shares to Dr. Ben Zvi, each of which shall vest in the manner approved by the Compensation Committee of the Board and the Board.

Proposal 4: To approve the increase of Professor Harats’ monthly base salary to NIS 85,600.

Proposal 5: To approve the extension of the expiry term of all vested options of Mr. Philip Serlin to 24 months following the termination date of his service as a member of the Board.

Based on voting results at the Meeting, the majority requirements for the proposals under the Israeli Companies Law 5759-1999 and the Company’s amended and restated articles of association, the above proposals were approved at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: December 18, 2018	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer